SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MICROFLUIDICS INTERNATIONAL CORPORATION
(Name of Subject Company (Issuer))

NANO MERGER SUB, INC.
IDEX CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	595074105
(Titles of classes of securities)	(CUSIP number of class of securities)
IDEX CORPORATION
1925 West Field Court, Suite 200, Lake Forest, Illinois 60045
(847) 498-7070
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Mark D. Gerstein, Esq.
Shaun D. Hartley, Esq.
Latham & Watkins LLP
233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606
Tel: (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,075,973.45	$1,634.22

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 10,426,647 shares of common stock, par value $0.01 per share, of Microfluidics at a purchase price of $1.35 per share. Such number of shares consists of 10,426,647 shares of common stock issued and outstanding as of January 10, 2011.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, equals $116.10 per million of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required By Schedule 13e-3
SIGNATURES
INDEX TO EXHIBITS
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.D
EX-99.A.1.E
EX-99.A.1.G
EX-99.A.1.H
EX-99.D.4
EX-99.D.5

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Nano Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of IDEX Corporation, a Delaware corporation (“IDEX”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Microfluidics International Corporation, a Delaware corporation (“Microfluidics”), at a purchase price of $1.35 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of IDEX and the Purchaser.
     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.
Item 1. Summary Term Sheet
     The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Microfluidics International Corporation. Microfluidics’ principal executive offices are located at 30 Ossipee Road, Newton, Massachusetts 02464. The telephone number at Microfluidics’ principal executive offices is (617) 969-5452.
     (b) This statement relates to the common stock, par value $0.01 per share, of Microfluidics. Based upon information provided by Microfluidics, there were 10,426,647 shares of common stock issued and outstanding as of January 25, 2011. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a), (b), (c) This Schedule TO is filed by IDEX and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning IDEX and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction
     (a) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning IDEX and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Microfluidics; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
     (a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; Over-the-Counter Bulletin Board Quotation; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Microfluidics; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration
     (a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company
     The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning IDEX and the Purchaser” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used
     (a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Microfluidics; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements
     (a), (b) Not applicable.
Item 11. Additional Information
     (a)(1) The information set forth in Section 9, entitled “Certain Information Concerning IDEX and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
     (a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.
     (a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; Over-the-Counter Bulletin Board Quotation; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.
     (a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated as of January 25, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Joint Press Release issued by IDEX and Microfluidics on January 11, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by IDEX with the SEC on January 11, 2011).

(a)(1)(G)	Summary Advertisement published on January 25, 2011.

(a)(1)(H)	Press Release issued by IDEX on January 25, 2011.

(a)(1)(I)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation and Nano Merger Sub, Inc., C.A. No.

6126 (incorporated by reference to Exhibit (a)(1)(L) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(d)(1)	Agreement and Plan of Merger, dated as of January 10, 2011, among IDEX, the Purchaser and Microfluidics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

(d)(2)	Form of Tender and Support Agreement, dated as of January 10, 2011, among IDEX, the Purchaser, and each of Irwin J. Gruverman, Michael C. Ferrara, Peter F. Byczko, William J. Conroy, George Uveges, Leo Pierre Roy, Eric G. Walters, Henry Kay and Stephen J. Robinson (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

(d)(3)	Tender and Support Agreement, dated as of January 12, 2011, among IDEX, the Purchaser and Marjorie Gruverman (incorporated by reference to Exhibit (e)(19) to the Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(d)(4)	Confidentiality Agreement, dated as of November 24, 2009, by and between Microfluidics and IDEX.

(d)(5)	Exclusivity Agreement, dated as of July 23, 2010, by and between Microfluidics and IDEX.

(d)(6)	Agreement Concerning Debenture, dated as of January 10, 2011, among IDEX, the Purchaser, Global Strategic Partners, LLC, Abraxis BioScience, LLC and American Stock Transfer and Trust Company, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).
Item 13. Information Required By Schedule 13e-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NANO MERGER SUB, INC.
By:	/s/ Frank J. Notaro
	Name:	Frank J. Notaro
	Title:	President

IDEX CORPORATION
By:	/s/ Frank J. Notaro
	Name:	Frank J. Notaro
	Title:	Vice President, General Counsel and Secretary

Date: January 25, 2011

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of January 25, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Joint Press Release issued by IDEX and Microfluidics on January 11, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by IDEX with the SEC on January 11, 2011).

(a)(1)(G)	Summary Advertisement published on January 25, 2011.

(a)(1)(H)	Press Release issued by IDEX on January 25, 2011.

(a)(1)(I)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation and Nano Merger Sub, Inc., C.A. No. 6126 (incorporated by reference to Exhibit (a)(1)(L) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(d)(1)	Agreement and Plan of Merger, dated as of January 10, 2011, among IDEX, the Purchaser and Microfluidics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

(d)(2)	Form of Tender and Support Agreement, dated as of January 10, 2011, among IDEX, the Purchaser, and each of Irwin J. Gruverman, Michael C. Ferrara, Peter F. Byczko, William J. Conroy, George Uveges, Leo Pierre Roy, Eric G. Walters, Henry Kay and Stephen J. Robinson (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

(d)(3)	Tender and Support Agreement, dated as of January 12, 2011, among IDEX, the Purchaser and Marjorie Gruverman (incorporated by reference to Exhibit (e)(19) to the Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(d)(4)	Confidentiality Agreement, dated as of November 24, 2009, by and between Microfluidics and IDEX.

(d)(5)	Exclusivity Agreement, dated as of July 23, 2010, by and between Microfluidics and IDEX.

(d)(6)	Agreement Concerning Debenture, dated as of January 10, 2011, among IDEX, the Purchaser, Global Strategic Partners, LLC, Abraxis BioScience, LLC and American Stock Transfer and Trust Company, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).